NEWS RELEASE
FOR IMMEDIATE RELEASE
DECEMBER 1, 2004
--------------------------------------------------------------------------------

ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE DECEMBER 2004 INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, DECEMBER 1, 2004 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.65735 to 1.67183. Such increase will be effective on December 15, 2004.

The following are the details on the calculation of the Exchange Ratio:


----------------------- --------------- --------------- ----------------------- -------------- ----------------------- -------------
                                                                                                                         Exchange
                           Opening        ARC Energy       10 day Weighted       Increase in    Effective Date of the     Ratio as
  Record Date of ARC    Exchange Ratio      Trust       Average Trading Price     Exchange      Increase in Exchange         of
     Energy Trust                        Distribution    of AET.UN (Prior to      Ratio **              Ratio             Effective
     Distribution                          per Unit     the end of the Month)                                               Date
----------------------- --------------- --------------- ----------------------- -------------- ----------------------- -------------

  November 30, 2004        1.65735          $0.15              17.1654             0.01448        December 15, 2004       1.67183

----------------------- --------------- --------------- ----------------------- -------------- ----------------------- -------------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600                            Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9